Mail Stop 4561

August 9, 2007

Mr. Robert G. Wilmers
Chairman of the Board and Chief Executive Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, NY 14203

> **Re: M&T Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 1-9861**

Dear Mr. Wilmers:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 17 – Derivative financial instruments, page 114

1.   We note your disclosure of fair value hedges of fixed rate time deposits and fixed rate long-term borrowings. For each type of hedging relationship outstanding during the periods presented, please tell us how you determined that it met the criteria for hedge accounting pursuant to paragraphs 20 and 21 of SFAS 133. In your response, please specifically address the following for each hedging relationship:

- the nature and terms of the hedged item or transaction, including any embedded options;
- the nature and terms of the derivative instrument;
- the specific documented risk being hedged;
- how you assess effectiveness at inception and on an ongoing basis, including the specific quantitative measures you use and how you apply them; and
- the quantitative measures you use to measure ineffectiveness.

2.   Please tell us the nature of the hedging relationships for which you apply the "shortcut" method or "matched terms" approach for assuming no ineffectiveness during any of the periods presented. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Note 20 – Commitments and contingencies, page 121

3.   We note your disclosure on pages 9 and 10 regarding your subsidiaries, M&T Life Insurance Company and M&T Mortgage Reinsurance Company. Please describe for us and in future filings disclose the nature of your reinsurance activities and the extent of your risk of loss associated with such activities.

Note 21 – Segment information, page 122

4.   We note your disclosure that certain strategic business units have been combined for segment information reporting purposes where the nature of the products and services, the type of customer and the distribution of those products and services are similar. Please provide us with a description of your operating segments and your analysis describing how you determined the reportable segments. Quantify the relative significance of your operating segments, including any internally generated information regarding assets, deposits, revenues and/or net interest income, and profitability. Refer to paragraphs 10 - 19 of SFAS 131.

Form 10-Q for the Quarterly Period Ended March 31, 2007:

Management's Discussion and Analysis

Overview, page 17

5.   We note your disclosure that the company is contractually obligated to repurchase previously sold Alt-A loans that do not ultimately meet investor sale criteria, including instances when mortgagors fail to make timely payments during the first 90 days subsequent to the sale date. Please tell us the following:

   - quantify the amount of Alt-A loans originated and the amount sold during 2005 and 2006;
   - describe the terms of all related recourse provisions;
   - how you considered recourse provisions in your determination of whether the transactions qualified for sales accounting treatment.

   Refer to paragraphs 9 and 113 of SFAS 140.

6.   As a related matter, please tell us and in future filings disclose the extent to which you originate or purchase sub-prime loans or mortgage loans that include features that increase the credit risk of the loan, such as option ARM loans and loans with a higher than 80% loan-to-value ratios. Describe your related underwriting and risk mitigation policies and procedures.

Form 10-Q for the Quarterly Period Ended June 30, 2007:

Management's Discussion and Analysis

Provision for Credit Losses, page 31

7.   We note your disclosure on page 32 that accruing loans past due 90 days include loans guaranteed by government-related entities that were serviced by the company that were repurchased to reduce servicing costs. Please tell us and in future filings disclose why these loans continue to be guaranteed by government-related entities subsequent to you repurchasing the loans.

8.   We note your disclosure on page 35 that the decline in the level of the allowance as a percentage of outstanding loans and leases from June 30, 2006 to the recent quarter-end reflects management's evaluation of the loan and lease portfolio, including increased holdings of residential real estate loans in the portfolio. Please tell us how you considered the following in your determination of the amount of the allowance for loan losses at June 30, 2007:

   - the overall increase in your total loan portfolio;
   - the extent to which the loan portfolio composition has changed compared to June 30, 2006;

- the extent to which your residential mortgage portfolio contains Alt-A or other higher risk mortgage loans compared to at June 30, 2006;
- the significant reduction in the ratio of the allowance for loan losses to nonperforming loans compared to June 30, 2006;
- the significant increase in nonperforming assets compared to June 30, 2006;
- the increase in accruing loans past due 90 days compared to June 30, 2006;
- the extent to which nonaccrual loans and accruing loans past due 90 days are covered by government-agency guarantees;
- the nature and extent of the collateralization of nonaccrual loans; and
- the extent to which collateral valuations are for commercial real estate loans for properties located in areas with stagnant or low growth economies.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief